UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 31, 2023

McDONALD'S CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction	**(Commission**	**(IRS Employer**
of Incorporation)	**File Number)**	**Identification No.)**

110 North Carpenter Street
Chicago, Illinois
(Address of Principal Executive Offices)
60607
(Zip Code)

---

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	MCD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period ☐ for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 2.02. Results of Operations and Financial Condition.

On January 31, 2023, McDonald's Corporation issued an investor release reporting its results for the fourth quarter and year ended December 31, 2022. A copy of the investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. Also filed herewith and incorporated by reference as Exhibit 99.2 is supplemental information for the fourth quarter and year ended December 31, 2022. The information under this Item 2.02, including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits*.

99.1   Investor Release of McDonald's Corporation issued January 31, 2022: McDonald's Reports Fourth Quarter and Full Year 2022 Results

99.2   McDonald's Corporation: Supplemental Information (Unaudited), Quarter and Year Ended December 31, 2022

104   Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: January 31, 2023

By: /s/ Catherine Hoovel

Catherine Hoovel
Corporate Senior Vice President – Corporate Controller

Exhibit 99.1



FOR IMMEDIATE RELEASE
1/31/2023

FOR MORE INFORMATION CONTACT:
Investors: Mike Cieplak, investor.relations@us.mcd.com
Media: Lauren Altmin, lauren.altmin@us.mcd.com

McDONALD'S REPORTS FOURTH QUARTER AND FULL YEAR 2022 RESULTS

- **Global comparable sales increased over 12% for the quarter, with double-digit growth across all segments**

- **Digital Systemwide sales* in our top six markets were over $7 billion for the quarter, representing more than 35% of their Systemwide sales**

- **Full year comparable sales grew over 10%, and comparable guest counts grew 5%**

CHICAGO, IL - McDonald's Corporation today announced results for the fourth quarter and year ended December 31, 2022.

"Our Accelerating the Arches strategy is driving growth and building brand strength, delivering exceptional full year performance in 2022 with over 10% comparable sales growth and 5% comparable guest count growth globally," said McDonald's President and Chief Executive Officer, Chris Kempczinski. "While we expect short-term inflationary pressures to continue in 2023, we remain highly confident in Accelerating the Arches, which now includes a greater emphasis on new restaurant openings. The recently announced Accelerating the Organization initiative will complement this strategy to enable the McDonald's System to be faster, more innovative, and more efficient. We're proud of our continued strong performance, but we're not satisfied. That's the hallmark of McDonald's."

Fourth quarter financial performance:
- Global comparable sales increased 12.6%, reflecting strong comparable sales across all segments:
    - U.S. increased 10.3%
    - International Operated Markets segment increased 12.6%
    - International Developmental Licensed Markets segment increased 16.5%
- Consolidated revenues decreased 1% (increased 5% in constant currencies).
- Systemwide sales increased 5% (13% in constant currencies).
- Consolidated operating income increased 8% (16% in constant currencies). Excluding $54 million of prior year charges primarily related to the 2021 sale of McD Tech Labs, consolidated operating income increased 5% (14% in constant currencies).**
- Diluted earnings per share was $2.59, an increase of 19% (26% in constant currencies). Excluding the prior year charges described above, diluted earnings per share increased 16% (23% in constant currencies).**

Full year financial performance:
- Global comparable sales increased 10.9%, reflecting strong comparable sales across all segments:
    - U.S. increased 5.9%
    - International Operated Markets segment increased 13.3%
    - International Developmental Licensed Markets segment increased 16.0%
- Consolidated revenues were flat (increased 6% in constant currencies).
- Systemwide sales increased 5% (11% in constant currencies).
- Consolidated operating income decreased 10% (3% in constant currencies). 2022 results included $1.3 billion of charges related to the sale of the Company's business in Russia and a gain of $271 million related to the Company's sale of its Dynamic Yield business. Excluding these items along with net gains in 2021, consolidated operating income increased 3% (10% in constant currencies).**

- Diluted earnings per share was $8.33, a decrease of 17% (12% in constant currencies). Excluding the current year charges and gains described above of $1.04 per share and additional nonoperating expense of $0.73 per share related to the settlement of a tax audit in France, diluted earnings per share was $10.10, an increase of 9% (15% in constant currencies), when also excluding prior year net gains and income tax benefits.**

*Refer to page 5 for a definition of Systemwide sales.
**Refer to pages 3 and 4 for additional details on fourth quarter and full year gains and charges for 2022 and 2021.

COMPARABLE SALES

	Increase/(Decrease)	
	Quarters Ended December 31,	
	2022	2021
U.S.	10.3 %	7.5 %
International Operated Markets	12.6	16.8
International Developmental Licensed Markets & Corporate	16.5	14.2
Total	12.6 %	12.3 %

- **U.S.:** Comparable sales results benefited from strategic menu price increases and positive guest counts. Successful menu and marketing campaigns, such as the Cactus Plant Flea Market promotion and McRib, and continued digital and delivery growth contributed to strong comparable sales results.

- **International Operated Markets:** Strong operating performance drove positive comparable sales across the segment, led by strong comparable sales in Germany, the U.K. and France.

- **International Developmental Licensed Markets:** The quarter reflected strong comparable sales across the segment, led by Japan and Brazil, partly offset by negative comparable sales in China due to continued COVID-19 related government restrictions.

KEY FINANCIAL METRICS - CONSOLIDATED
Dollars in millions, except per share data

	Quarters Ended December 31,					Years Ended December 31,			
	2022	2021	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation		2022	2021	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Revenues	$ 5,926.5	$ 6,009.1	(1) %	5 %		$ 23,182.6	$ 23,222.9	— %	6 %
Operating income	2,582.7	2,397.1	8	16		9,371.0	10,356.0	(10)	(3)
Net income	1,903.4	1,638.8	16	24		6,177.4	7,545.2	(18)	(13)
Earnings per share-diluted	$ 2.59	$ 2.18	19 %	26 %		$ 8.33	$ 10.04	(17) %	(12) %

Results for the quarter and year were negatively impacted by foreign currency translation due to the weakening of all major currencies against the U.S. Dollar.

Results for 2022 included the following:
- Pre-tax charges of $1,281 million, or $1.44 per share, for the year, related to the sale of the Company's business in Russia
- Pre-tax gain of $271 million, or $0.40 per share, for the year, related to the Company's sale of its Dynamic Yield business
- $537 million, or $0.73 per share, for the year, of nonoperating expense related to the settlement of a tax audit in France

Results for 2021 included the following:
- Pre-tax charges of $54 million, or $0.05 per share, for the quarter and the year, primarily related to the sale of McD Tech Labs
- Net pre-tax gains of $339 million, or $0.33 per share, for the year, primarily related to the sale of McDonald's Japan stock
- $364 million, or $0.48 per share, for the year, of income tax benefit, related to the remeasurement of deferred taxes as a result of a change in the U.K. statutory income tax rate

NET INCOME AND EARNINGS PER SHARE-DILUTED RECONCILIATION

Dollars in millions, except per share data

	Quarters Ended December 31,									
	Net Income					**Earnings per share - diluted**				
	2022	**2021**	**Inc/ (Dec)**	**Inc/ (Dec) Excluding Currency Translation**		**2022**	**2021**	**Inc/ (Dec)**	**Inc/ (Dec) Excluding Currency Translation**	
GAAP	$1,903.4	$1,638.8	16 %	24 %	$	2.59	$ 2.18	19 %	26 %
(Gains)/charges	—	40.7				—	0.05		
Change in U.K. statutory tax rate	—	—				—	—		
France tax settlement	—	—				—	—		
Non-GAAP	$1,903.4	$1,679.5	13 %	21 %	$	2.59	$ 2.23	16 %	23 %

	Years Ended December 31,									
	Net Income					**Earnings per share - diluted**				
	2022	**2021**	**Inc/ (Dec)**	**Inc/ (Dec) Excluding Currency Translation**		**2022**	**2021**	**Inc/ (Dec)**	**Inc/ (Dec) Excluding Currency Translation**	
GAAP	$6,177.4	$7,545.2	(18) %	(13) %	$	8.33	$ 10.04	(17) %	(12) %
(Gains)/charges	770.7	(202.7)				1.04	(0.28)		
Change in U.K. statutory tax rate	—	(363.7)				—	(0.48)		
France tax settlement	537.2	—				0.73	—		
Non-GAAP	$7,485.3	$6,978.8	7 %	13 %	$	10.10	$ 9.28	9 %	15 %

In constant currencies, results for both periods reflected strong operating performance driven by higher sales-driven Franchised margins. Company-operated margins were negatively impacted for both periods by the permanent restaurant closures as a result of the sale of the Company's business in Russia and the temporary restaurant closures in Ukraine, as well as by inflationary cost pressures. The year also reflected an income tax benefit associated with global tax audit progression.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Constant currency results exclude the effects of foreign currency translation and are calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation, impairment and other charges and gains, as well as material regulatory and other income tax impacts, and bases incentive compensation plans on these results because the Company believes this better represents underlying business trends.

Comparable sales and comparable guest counts are compared to the same period in the prior year and represent sales and transactions, respectively, at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction, natural disasters and acts of war, terrorism or other hostilities (including restaurants temporarily closed due to COVID-19, as well as those that remain closed in Ukraine). Restaurants in Russia were treated as permanently closed as of April 1, 2022 and therefore excluded from the calculation of comparable sales and comparable guest counts beginning in the second quarter of 2022. Comparable sales exclude the impact of currency translation and the sales of any market considered hyper-inflationary (generally identified as those markets whose cumulative inflation rate over a three-year period exceeds 100%), which management believes more accurately reflects the underlying business trends. Comparable sales are driven by changes in guest counts and average check, the latter of which is affected by changes in pricing and product mix.

Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. This includes sales from digital channels, which are comprised of the mobile app, delivery and kiosk at both Company-operated and franchised restaurants. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base. The Company's revenues consist of sales by Company-operated restaurants and fees from franchised restaurants operated by conventional franchisees, developmental licensees and affiliates. Changes in Systemwide sales are primarily driven by comparable sales and net restaurant unit expansion.

Free cash flow, defined as cash provided by operations less capital expenditures, and free cash flow conversion rate, defined as free cash flow divided by net income, are measures reviewed by management in order to evaluate the Company's ability to convert net profits into cash resources, after reinvesting in the core business, that can be used to pursue opportunities to enhance shareholder value.

RELATED COMMUNICATIONS

This press release should be read in conjunction with Exhibit 99.2 to the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter and year ended December 31, 2022.

McDonald's Corporation will broadcast its investor earnings conference call live over the Internet at 7:30 a.m. (Central Time) on January 31, 2023. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast available for a limited time thereafter.

UPCOMING COMMUNICATIONS

For important news and information regarding McDonald's, including the timing of future investor conferences and earnings calls, visit the Investor Relations section of the Company's Internet home page at www.investor.mcdonalds.com. McDonald's uses this website as a primary channel for disclosing key information to its investors, some of which may contain material and previously non-public information.

ABOUT McDONALD'S

McDonald's is the world's leading global foodservice retailer with over 40,000 locations in over 100 countries. Approximately 95% of McDonald's restaurants worldwide are owned and operated by independent local business owners.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from expectations are detailed in the Company's filings with the Securities and Exchange Commission, including the risk factors discussed in Exhibit 99.2 to the Company's Form 8-K filing on January 31, 2023. The Company undertakes no obligation to update such forward-looking statements, except as may otherwise be required by law.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

Dollars and shares in millions, except per share data

Quarters Ended December 31,		2022		2021		Inc/ (Dec)	
Revenues							
Sales by Company-operated restaurants	$	2,208.4	$	2,538.8	$	(330.4)	(13)%
Revenues from franchised restaurants		3,645.0		3,391.6		253.4	7
Other revenues		73.1		78.7		(5.6)	(7)
TOTAL REVENUES		5,926.5		6,009.1		(82.6)	(1)
Operating costs and expenses							
Company-operated restaurant expenses		1,872.3		2,100.3		(228.0)	(11)
Franchised restaurants-occupancy expenses		588.1		591.8		(3.7)	(1)
Other restaurant expenses		57.2		56.0		1.2	2
Selling, general & administrative expenses							
Depreciation and amortization		91.4		86.5		4.9	6
Other		720.3		755.4		(35.1)	(5)
Other operating (income) expense, net		14.5		22.0		(7.5)	(34)
Total operating costs and expenses		3,343.8		3,612.0		(268.2)	(7)
OPERATING INCOME		2,582.7		2,397.1		185.6	8
Interest expense		322.9		295.6		27.3	9
Nonoperating (income) expense, net		(79.1)		(6.3)		(72.8)	n/m
Income before provision for income taxes		2,338.9		2,107.8		231.1	11
Provision for income taxes		435.5		469.0		(33.5)	(7)
NET INCOME	$	1,903.4	$	1,638.8	$	264.6	16 %
EARNINGS PER SHARE-DILUTED	$	2.59	$	2.18	$	0.41	19 %
Weighted average shares outstanding-diluted		736.0		751.6		(15.6)	(2)%

n/m Not meaningful

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

Dollars and shares in millions, except per share data

Years Ended December 31,	2022	2021	Inc/ (Dec)	
Revenues				
Sales by Company-operated restaurants	$ 8,748.4	$ 9,787.4	$ (1,039.0)	(11)%
Revenues from franchised restaurants	14,105.8	13,085.4	1,020.4	8
Other revenues	328.4	350.1	(21.7)	(6)
TOTAL REVENUES	23,182.6	23,222.9	(40.3)	—
Operating costs and expenses				
Company-operated restaurant expenses	7,380.9	8,047.3	(666.4)	(8)
Franchised restaurants-occupancy expenses	2,349.7	2,335.0	14.7	1
Other restaurant expenses	244.8	260.4	(15.6)	(6)
Selling, general & administrative expenses				
Depreciation and amortization	370.4	329.7	40.7	12
Other	2,492.2	2,377.8	114.4	5
Other operating (income) expense, net	973.6	(483.3)	1,456.9	n/m
Total operating costs and expenses	13,811.6	12,866.9	944.7	7
OPERATING INCOME	9,371.0	10,356.0	(985.0)	(10)
Interest expense	1,207.0	1,185.8	21.2	2
Nonoperating (income) expense, net	338.6	42.3	296.3	n/m
Income before provision for income taxes	7,825.4	9,127.9	(1,302.5)	(14)
Provision for income taxes	1,648.0	1,582.7	65.3	4
NET INCOME	$ 6,177.4	$ 7,545.2	$ (1,367.8)	(18)%
EARNINGS PER SHARE-DILUTED	$ 8.33	$ 10.04	$ (1.71)	(17)%
Weighted average shares outstanding-diluted	741.3	751.8	(10.5)	(1)%

n/m Not meaningful

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

In millions	December 31,	**2022**	**2021**
Current assets			
Cash and equivalents		$ 2,583.8	$ 4,709.2
Accounts and notes receivable		2,115.0	1,872.4
Other current assets		725.4	566.9
TOTAL CURRENT ASSETS		5,424.2	7,148.5
TOTAL OTHER ASSETS		8,672.1	8,433.2
LEASE RIGHT-OF-USE ASSET, NET		12,565.7	13,552.0
NET PROPERTY AND EQUIPMENT		23,773.6	24,720.6
TOTAL ASSETS		$ 50,435.6	$ 53,854.3
TOTAL CURRENT LIABILITIES		$ 3,802.1	$ 4,020.0
Long-term debt		35,903.5	35,622.7
Long-term lease liability		12,134.4	13,020.9
Other long-term liabilities		2,601.5	3,716.1
Deferred income taxes		1,997.5	2,075.6
TOTAL SHAREHOLDERS' EQUITY (DEFICIT)		(6,003.4)	(4,601.0)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		$ 50,435.6	$ 53,854.3

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

In millions	Years ended December 31,	**2022**	**2021**
Operating activities			
Net income		$ 6,177.4	$ 7,545.2
Changes in working capital items		(644.6)	454.2
Other		1,853.9	1,142.1
CASH PROVIDED BY OPERATIONS		7,386.7	9,141.5
Investing activities			
Capital expenditures		(1,899.2)	(2,040.0)
Sales and purchases of restaurant and other businesses and property sales		(322.2)	(71.8)
Other		(456.7)	(53.9)
CASH USED FOR INVESTING ACTIVITIES		(2,678.1)	(2,165.7)
Financing activities			
Net short-term borrowings and long-term financing issuances and payments		1,197.6	(1,070.5)
Treasury stock purchases		(3,896.0)	(845.5)
Common stock dividends		(4,168.2)	(3,918.6)
Proceeds from stock option exercises and other		286.4	239.0
CASH USED FOR FINANCING ACTIVITIES		(6,580.2)	(5,595.6)
EFFECT OF EXCHANGE RATES ON CASH AND EQUIVALENTS		(253.8)	(120.1)
CASH AND EQUIVALENTS INCREASE (DECREASE)		(2,125.4)	1,260.1
Cash and equivalents at beginning of year		4,709.2	3,449.1
CASH AND EQUIVALENTS AT END OF YEAR		$ 2,583.8	$ 4,709.2
Supplemental cash flow disclosures			
Cash provided by operations		$ 7,386.7	$ 9,141.5
Less: Capital expenditures		(1,899.2)	(2,040.0)
FREE CASH FLOW		$ 5,487.5	$ 7,101.5

Exhibit 99.2

McDonald's Corporation
Supplemental Information (Unaudited)
Quarter and Year Ended December 31, 2022

SUPPLEMENTAL INFORMATION

The purpose of this Exhibit 99.2 is to provide additional information related to the results of McDonald's Corporation (the "Company") for the quarter and year ended December 31, 2022. This information should be read in conjunction with Exhibit 99.1.

Management reviews and analyzes business results excluding the effect of foreign currency translation, impairment and other charges and gains, as well as material regulatory and other income tax impacts, and bases incentive compensation plans on these results because the Company believes this better represents underlying business trends.

Impact of the War in Ukraine

During the first quarter of 2022, McDonald's temporarily closed restaurants in Russia and Ukraine due to the ongoing war in the region. Restaurants remained closed in Russia through the Company's sale of its Russian business in the second quarter 2022.

Beginning in September 2022, the Company began reopening restaurants in Ukraine.

Impact of COVID-19 Restrictions on the Business

COVID-19 resurgences continued to result in instances of government restrictions on restaurant operations, primarily in China.

Impact of Foreign Currency Translation

The impact of foreign currency translation on consolidated operating results for both periods reflected the weakening of all major currencies against the U.S. Dollar, driven by the Euro, British Pound and Australian Dollar.

While changes in foreign currency exchange rates affect reported results, McDonald's mitigates exposures, where practical, by purchasing goods and services in local currencies, financing in local currencies and hedging certain foreign-denominated cash flows. Results excluding the effect of foreign currency translation (referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

Quarters Ended December 31,	2022	2021	Currency Translation Benefit/ (Cost) 2022
Revenues	$ 5,926.5	$ 6,009.1	$ (408.2)
Company-operated margins	336.1	438.5	(26.3)
Franchised margins	3,056.9	2,799.8	(189.0)
Selling, general & administrative expenses	811.7	841.9	19.0
Operating income	2,582.7	2,397.1	(202.1)
Net income	1,903.4	1,638.8	(121.6)
Earnings per share-diluted	$ 2.59	$ 2.18	$ (0.16)

Years Ended December 31,	2022	2021	Currency Translation Benefit/ (Cost) 2022
Revenues	$23,182.6	$23,222.9	$(1,419.4)
Company-operated margins	1,367.5	1,740.1	(98.5)
Franchised margins	11,756.1	10,750.4	(645.6)
Selling, general & administrative expenses	2,862.6	2,707.5	63.0
Operating income	9,371.0	10,356.0	(651.6)
Net income	6,177.4	7,545.2	(386.3)
Earnings per share-diluted	$ 8.33	$ 10.04	$ (0.52)

Net Income and Diluted Earnings per Share

For the quarter, net income increased 16% (24% in constant currencies) to $1,903.4 million, and diluted earnings per share increased 19% (26% constant currencies) to $2.59. Foreign currency translation had a negative impact of $0.16 on diluted earnings per share.

For the year, net income decreased 18% (13% in constant currencies) to $6,177.4 million, and diluted earnings per share decreased 17% (12% in constant currencies) to $8.33. Foreign currency translation had a negative impact of $0.52 on diluted earnings per share.

Results for 2022 included the following:
- Pre-tax charges of $1,281 million, or $1.44 per share, for the year, related to the sale of the Company's business in Russia
- Pre-tax gain of $271 million, or $0.40 per share, for the year, related to the Company's sale of its Dynamic Yield business
- $537 million, or $0.73 per share, for the year, of nonoperating expense related to the settlement of a tax audit in France

Results for 2021 included the following:
- Pre-tax charges of $54 million, or $0.05 per share, for the quarter and the year, primarily related to the sale of McD Tech Labs
- Net pre-tax gains of $339 million, or $0.33 per share, for the year, primarily related to the sale of McDonald's Japan stock
- $364 million, or $0.48 per share, for the year, of income tax benefit, related to the remeasurement of deferred taxes as a result of a change in the U.K. statutory income tax rate

NET INCOME AND EARNINGS PER SHARE-DILUTED RECONCILIATION

Dollars in millions, except per share data

	Quarters Ended December 31,									
	Net Income					Earnings per share - diluted				
	2022	2021	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation		2022	2021	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	
GAAP	$1,903.4	$1,638.8	16 %	24 %	$	2.59	$ 2.18	19 %	26 %
(Gains)/charges	—	40.7				—	0.05		
Change in U.K. statutory tax rate	—	—				—	—		
France tax settlement	—	—				—	—		
Non-GAAP	$1,903.4	$1,679.5	13 %	21 %	$	2.59	$ 2.23	16 %	23 %

	Years Ended December 31,									
	Net Income					Earnings per share - diluted				
	2022	2021	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation		2022	2021	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	
GAAP	$6,177.4	$7,545.2	(18) %	(13) %	$	8.33	$ 10.04	(17) %	(12) %
(Gains)/charges	770.7	(202.7)				1.04	(0.28)		
Change in U.K. statutory tax rate	—	(363.7)				—	(0.48)		
France tax settlement	537.2	—				0.73	—		
Non-GAAP	$7,485.3	$6,978.8	7 %	13 %	$	10.10	$ 9.28	9 %	15 %

Results for the quarter and year were negatively impacted by foreign currency translation due to the weakening of all major currencies against the U.S. Dollar. In constant currencies, results for both periods reflected strong operating performance driven by higher sales-driven Franchised margins. Company-operated margins were negatively impacted for both periods by the permanent restaurant closures as a result of the sale of the Company's business in Russia and the temporary restaurant closures in Ukraine, as well as by inflationary cost pressures. The full year also reflected an income tax benefit associated with global tax audit progression.

During the year, the Company repurchased 15.8 million shares of stock for $3.9 billion. Additionally, in the fourth quarter, the Company paid a quarterly dividend of $1.52 per share, or $1.1 billion, bringing total dividends paid for the year to $4.2 billion. The Company returned a total of $8.1 billion to shareholders through dividends and share repurchases in 2022.

Revenues

    The Company's revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees, developmental licensees and affiliates. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales with minimum rent payments, and initial fees. Revenues from restaurants licensed to developmental licensees and affiliates include a royalty based on a percent of sales, and generally include initial fees. The Company's Other revenues are comprised of fees paid by franchisees to recover a portion of costs incurred by the Company for various technology platforms, revenues from brand licensing arrangements to market and sell consumer packaged goods using the McDonald's brand and, for periods prior to its sale on April 1, 2022, third-party revenues for the Company's Dynamic Yield business.

    Franchised restaurants represented 95% of McDonald's restaurants worldwide at December 31, 2022. The Company's heavily franchised business model is designed to generate stable and predictable revenue, which is largely a function of franchisee sales, and resulting cash flow streams.

REVENUES
Dollars in millions

Quarters Ended December 31,		2022		2021	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Company-operated sales						
U.S.	$	778.6	$	674.5	15 %	15 %
International Operated Markets		1,255.1		1,686.5	(26)	(16)
International Developmental Licensed Markets & Corporate		174.7		177.8	(2)	13
Total	$	2,208.4	$	2,538.8	(13)%	(6)%
Franchised revenues						
U.S.	$	1,728.0	$	1,543.0	12 %	12 %
International Operated Markets		1,521.0		1,497.3	2	13
International Developmental Licensed Markets & Corporate		396.0		351.3	13	25
Total	$	3,645.0	$	3,391.6	7 %	14 %
Total Company-operated sales and Franchised revenues						
U.S.	$	2,506.6	$	2,217.5	13 %	13 %
International Operated Markets		2,776.1		3,183.8	(13)	(2)
International Developmental Licensed Markets & Corporate		570.7		529.1	8	21
Total	$	5,853.4	$	5,930.4	(1)%	6 %
Total Other revenues	$	73.1	$	78.7	(7)%	(2)%
Total Revenues	$	5,926.5	$	6,009.1	(1)%	5 %

Years Ended December 31,		2022		2021	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Company-operated sales						
U.S.	$	2,835.8	$	2,616.5	8 %	8 %
International Operated Markets		5,179.1		6,455.5	(20)	(11)
International Developmental Licensed Markets & Corporate		733.5		715.4	3	16
Total	$	8,748.4	$	9,787.4	(11)%	(4)%
Franchised revenues						
U.S.	$	6,584.7	$	6,093.9	8 %	8 %
International Operated Markets		5,985.1		5,638.3	6	18
International Developmental Licensed Markets & Corporate		1,536.0		1,353.2	14	22
Total	$	14,105.8	$	13,085.4	8 %	14 %
Total Company-operated sales and Franchised revenues						
U.S.	$	9,420.5	$	8,710.4	8 %	8 %
International Operated Markets		11,164.2		12,093.8	(8)	2
International Developmental Licensed Markets & Corporate		2,269.5		2,068.6	10	20
Total	$	22,854.2	$	22,872.8	— %	6 %
Total Other revenues	$	328.4	$	350.1	(6)%	(3)%
Total Revenues	$	23,182.6	$	23,222.9	— %	6 %

- Total Company-operated sales and franchised revenues decreased 1% (increased 6% in constant currencies) for the quarter and were flat (increased 6% in constant currencies) for the year. For both periods, revenues were negatively impacted by foreign currency translation due to the weakening of all major currencies against the U.S. Dollar.
- In the International Operated Markets segment, results for both periods reflected positive constant currency sales performance, primarily driven by France, Germany and the U.K. Company-operated sales growth for both periods was more than offset by the impact of permanent restaurant closures as a result of the sale of the Company's business in Russia and the temporary restaurant closures in Ukraine.
- Results in the International Developmental Licensed segment for both periods reflected positive sales performance across all geographic regions in constant currencies. Results in China reflected positive sales performance for the year in constant currencies, as a result of restaurant expansion.

Comparable Sales*

Comparable sales is a key performance indicator used within the retail industry and is reviewed by management to assess business trends. Comparable sales exclude the impact of currency translation and sales from hyper-inflationary markets. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed (including restaurants temporarily closed due to COVID-19, as well as those that remain closed in Ukraine). Comparable sales are driven by changes in guest counts and average check, the latter of which is affected by changes in pricing and product mix.

	Increase/(Decrease)			
	Quarters Ended December 31,		Years Ended December 31,	
	2022	2021	2022	2021
U.S.	10.3 %	7.5 %	5.9 %	13.8 %
International Operated Markets	12.6	16.8	13.3	21.6
International Developmental Licensed Markets & Corporate	16.5	14.2	16.0	16.6
Total	12.6 %	12.3 %	10.9 %	17.0 %

*For both International Operated Markets and Total comparable sales calculations for the full year 2022, restaurants in Russia were treated as permanently closed starting April 1, 2022 and therefore excluded from the calculations. Restaurants in Ukraine were treated as temporarily closed and therefore included in the calculations. Beginning in September 2022, the Company began reopening restaurants in Ukraine.

Systemwide Sales and Franchised Sales

The following tables present Systemwide sales growth rates and franchised sales. Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base. Changes in Systemwide sales are primarily driven by comparable sales and net restaurant unit expansion.

SYSTEMWIDE SALES*

	Quarter Ended December 31, 2022		Year Ended December 31, 2022	
	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	10 %	10 %	6 %	6 %
International Operated Markets	(2)	9	—	11
International Developmental Licensed Markets & Corporate	8	21	10	21
Total	5 %	13 %	5 %	11 %

*Unlike comparable sales, the Company has not excluded sales from hyperinflationary markets from Systemwide sales as these sales are the basis on which the Company calculates and records revenues. 2022 results included Ukraine for both periods and Russia for the full year, while 2021 results included both Russia and Ukraine for both periods.

FRANCHISED SALES
Dollars in millions

Quarters Ended December 31,	2022	2021	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$12,032.4	$10,924.3	10 %	10 %
International Operated Markets	8,832.4	8,652.5	2	14
International Developmental Licensed Markets & Corporate	7,520.2	6,937.9	8	21
Total	$28,385.0	$26,514.7	7 %	14 %
Ownership type				
Conventional franchised	$20,799.3	$19,420.3	7 %	12 %
Developmental licensed	4,972.7	4,226.5	18	29
Foreign affiliated	2,613.0	2,867.9	(9)	6
Total	$28,385.0	$26,514.7	7 %	14 %

Years Ended December 31,	2022	2021	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$45,898.4	$43,344.0	6 %	6 %
International Operated Markets	34,537.3	33,096.9	4	15
International Developmental Licensed Markets & Corporate	29,037.4	26,234.0	11	21
Total	$109,473.1	$102,674.9	7 %	13 %
Ownership type				
Conventional franchised	$80,066.3	$75,956.2	5 %	10 %
Developmental licensed	18,443.8	15,150.7	22	31
Foreign affiliated	10,963.0	11,568.0	(5)	6
Total	$109,473.1	$102,674.9	7 %	13 %

Restaurant Margins

Franchised restaurant margins are measured as revenues from franchised restaurants less franchised restaurant occupancy costs. Franchised revenues include rent and royalties based on a percent of sales, and initial fees. Franchised restaurant occupancy costs include lease expense and depreciation, as the Company generally owns or secures a long-term lease on the land and building for the restaurant location.

Company-operated restaurant margins are measured as sales from Company-operated restaurants less costs for food & paper, payroll & employee benefits and occupancy & other operating expenses necessary to run an individual restaurant. Company-operated margins exclude costs that are not allocated to individual restaurants, primarily payroll & employee benefit costs of non-restaurant support staff, which are included in Selling, general and administrative expenses.

RESTAURANT MARGINS
Dollars in millions

Quarters Ended December 31,	Amount		Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
	2022	2021		
Franchised				
U.S.	$ 1,412.8	$ 1,238.7	14 %	14 %
International Operated Markets	1,252.6	1,215.9	3	15
International Developmental Licensed Markets & Corporate	391.5	345.2	13	25
Total	$ 3,056.9	$ 2,799.8	9 %	16 %
Company-operated				
U.S.	$ 113.3	$ 110.7	2 %	2 %
International Operated Markets	218.0	322.1	(32)	(24)
International Developmental Licensed Markets & Corporate	n/m	n/m	n/m	n/m
Total	$ 336.1	$ 438.5	(23)%	(17)%
Total restaurant margins				
U.S.	$ 1,526.1	$ 1,349.4	13 %	13 %
International Operated Markets	1,470.6	1,538.0	(4)	7
International Developmental Licensed Markets & Corporate	n/m	n/m	n/m	n/m
Total	$ 3,393.0	$ 3,238.3	5 %	11 %

Years Ended December 31,	Amount		Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
	2022	2021		
Franchised				
U.S.	$ 5,340.6	$ 4,905.7	9 %	9 %
International Operated Markets	4,899.5	4,516.4	8	20
International Developmental Licensed Markets & Corporate	1,516.0	1,328.3	14	23
Total	$11,756.1	$10,750.4	9 %	15 %
Company-operated				
U.S.	$ 429.4	$ 510.5	(16)%	(16)%
International Operated Markets	913.2	1,207.7	(24)	(17)
International Developmental Licensed Markets & Corporate	n/m	n/m	n/m	n/m
Total	$ 1,367.5	$ 1,740.1	(21)%	(16)%
Total restaurant margins				
U.S.	$ 5,770.0	$ 5,416.2	7 %	7 %
International Operated Markets	5,812.7	5,724.1	2	12
International Developmental Licensed Markets & Corporate	n/m	n/m	n/m	n/m
Total	$13,123.6	$12,490.5	5 %	11 %

n/m Not meaningful

- Total restaurant margins increased $154.7 million, or 5% (11% in constant currencies), for the quarter and $633.1 million, or 5% (11% in constant currencies), for the year. Franchised margins represented nearly 90% of restaurant margin dollars for the quarter and year.

- Total restaurant margin growth was negatively impacted in both periods by foreign currency translation due to the weakening of all major currencies against the U.S. Dollar.

- U.S. franchised margins for both periods reflected higher depreciation costs related to investments in restaurant modernization.

- Company-operated margins in the U.S. and International Operated Markets segment for both periods reflected positive sales performance driven by strategic menu price increases, and the negative impact of inflationary pressures.

- Company-operated margins in the International Operated Markets segment for both periods were also negatively impacted by the restaurant closures in Russia and Ukraine.

- Total restaurant margins included depreciation and amortization expense of $379.5 million for the quarter and $1.5 billion for the year.

Selling, General & Administrative Expenses

SELLING, GENERAL & ADMINISTRATIVE EXPENSES
Dollars in millions

Years Ended December 31,		2022	2021	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$	692.1	695.6	(1)%	(1)%
International Operated Markets		629.0	692.2	(9)	—
International Developmental Licensed Markets & Corporate		1,541.5	1,319.7	17	17
Total Selling, General & Administrative Expenses	$	2,862.6	2,707.5	6 %	8 %
Less: Incentive-Based Compensation[1]	$	403.9	438.7	(8)%	(6)%
Total Excluding Incentive-Based Compensation	$	2,458.7	2,268.8	8 %	11 %

(1) Includes all cash incentives and share-based compensation expense.

- Selling, general and administrative expenses increased $155.1 million, or 6% (8% in constant currencies), for the year reflecting higher costs for investments in restaurant technology, incremental costs related to strategic initiatives, the Company's 2022 Worldwide Owner/Operator convention and proxy contest, as well as the impact of inflationary cost pressures.

- Selling, general and administrative expenses as a percent of Systemwide sales were 2.4% for the years ended 2022 and 2021.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

		Quarters Ended December 31,			Years Ended December 31,	
		2022	2021		2022	2021
Gains on sales of restaurant businesses	$	(26.8) $	(14.1)	$	(59.8) $	(96.6)
Equity in earnings of unconsolidated affiliates		(24.7)	(49.8)		(113.2)	(176.7)
Asset dispositions and other (income) expense, net		66.0	31.9		136.8	75.4
Impairment and other charges (gains), net		—	54.0		1,009.8	(285.4)
Total	$	14.5 $	22.0	$	973.6 $	(483.3)

- Gains on sales of restaurant businesses increased for the quarter due to higher average gains in the U.S., and decreased for the year primarily due to fewer restaurant sales in the U.S.

- Results for both periods reflected lower equity in earnings from China due to the continued impact of COVID-19 related government restrictions, and lower equity in earnings within the International Operated Markets segment, primarily as a result of dissolving a restaurant joint partnership. Results for the year also reflected lower equity in earnings from Japan, due to the Company's reduced ownership in McDonald's Japan when compared to 2021.

- Asset dispositions and other (income) expense, net for both periods primarily reflected higher asset write-offs, costs incurred to support the Company's business in Ukraine, and the comparison to a prior year gain on the strategic sale of restaurant properties. Results for the year also reflected a gain as a result of an increase to fair value of an existing restaurant joint venture in connection with the buyout of a joint venture partner within the International Operated Markets segment.

- Impairment and other charges (gains), net for the year reflected $1,281 million of pre-tax charges related to the sale of the Company's business in Russia and a pre-tax gain of $271 million related to the Company's sale of its Dynamic Yield business.

  Results for the prior year reflected net pre-tax gains of $339 million, primarily related to the sale of McDonald's Japan stock. These results were partly offset by $54 million of pre-tax charges in the quarter, primarily related to the sale of McD Tech Labs.

Operating Income

OPERATING INCOME & OPERATING MARGIN
Dollars in millions

Quarters Ended December 31,	2022	2021	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$1,338.8	$1,106.7	21 %	21 %
International Operated Markets	1,286.1	1,385.2	(7)	4
International Developmental Licensed Markets & Corporate	(42.2)	(94.8)	55	n/m
Total	$2,582.7	$2,397.1	8 %	16 %

Years Ended December 31,	2022	2021	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$5,136.4	$4,754.6	8 %	8 %
International Operated Markets	3,926.0	5,130.6	(23)	(13)
International Developmental Licensed Markets & Corporate	308.6	470.8	(34)	(5)
Total	$9,371.0	$10,356.0	(10)%	(3)%
Operating margin	40.4 %	44.6 %		

- **Operating Income:** Operating income increased $185.6 million, or 8% (16% in constant currencies), for the quarter and decreased $985.0 million, or 10% (3% in constant currencies), for the year. Results for both periods were negatively impacted by foreign currency translation due to the weakening of all major currencies against the U.S. Dollar.

OPERATING INCOME & OPERATING MARGIN RECONCILIATION*
Dollars in millions

	Quarters Ended December 31,					Years Ended December 31,			
	2022	2021	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation		2022	2021	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
GAAP operating income	$2,582.7	$2,397.1	8 %	16 %		$9,371.0	$10,356.0	(10) %	(3) %
Russia sale charge	—	—				1,280.5	—		
Dynamic Yield sale gain	—	—				(270.7)	—		
Japan stock sale gains	—	—				—	(339.4)		
McD Tech Labs sale charge	—	54.0				—	54.0		
Non-GAAP operating income	$2,582.7	$2,451.1	5 %	14 %		$10,380.8	$10,070.6	3 %	10 %
Non-GAAP operating margin						44.8 %	43.4 %		

*Refer to the Impairment and other charges (gains), net line within the Other Operating (Income) Expense, Net section on page 8 for details of the gains and charges in this table.

- Excluding the current and prior year gains and charges shown in the table above, operating income increased 5% (14% in constant currencies) for the quarter and increased 3% (10% in constant currencies) for the year.

  - **U.S.:** Operating income for both periods primarily reflected sales-driven growth in Franchised margins, partly offset by inflationary pressures on labor and commodities in Company-operated restaurant margins.

  - **International Operated Markets:** Constant currency results for both periods reflected positive sales performance led by France, Germany and the U.K. Results for both periods were partly offset by the impact of restaurant closures in Russia and Ukraine as well as inflationary pressures on labor and commodities in Company-operated restaurant margins.

  - **International Developmental Licensed Markets & Corporate:** Results for both periods reflected strong sales performance, primarily in Brazil and Japan, and higher Corporate selling, general and administrative expenses.

- **Operating Margin:** Operating margin is defined as operating income as a percent of total revenues. The contributions to operating margin differ by segment due to each segment's ownership structure, primarily due to the relative percentage of franchised versus Company-operated restaurants. Additionally, temporary restaurant closures, which vary by segment, impact the contribution of each segment to the consolidated operating margin.

  Excluding the current and prior year items shown in the table above, the increase in non-GAAP operating margin for the year was due to sales-driven growth in Franchised margins, partly offset by the impact of the permanent restaurant closures as a result of the sale of the Company's business in Russia and the temporary restaurant closures in Ukraine, inflationary cost pressures on Company-operated margins and higher Corporate selling, general and administrative expenses.

Interest Expense
- Interest expense increased 9% (12% in constant currencies) for the quarter and increased 2% (4% in constant currencies) for the year, primarily due to higher average interest rates.

Nonoperating (Income) Expense, Net
NONOPERATING (INCOME) EXPENSE, NET

Dollars in millions

	Quarters Ended December 31,			Years Ended December 31,	
	2022	2021		2022	2021
Interest income	$ (25.7)	$ (2.7)	$	(43.7)	$ (9.2)
Foreign currency and hedging activity	(45.3)	(4.9)		(134.0)	37.4
Other (income) expense, net	(8.1)	1.3		516.3	14.1
Total	$ (79.1)	$ (6.3)	$	338.6	$ 42.3

- Interest income for both periods increased due to higher average interest rates throughout both periods when compared to the prior year.
- Foreign currency and hedging activity includes net gains or losses on certain hedges that reduce the exposure to variability on certain intercompany foreign currency cash flow streams.
- Other (income) expense, net for the year included $537 million of nonoperating expense related to the settlement of a tax audit in France.

Income Taxes

- The effective income tax rate was 18.6% and 22.3% for the quarters ended 2022 and 2021, respectively, and 21.1% and 17.3% for the years ended 2022 and 2021, respectively.
- Excluding the tax impacts of current and prior year gains and charges (as described within the Operating Income & Operating Margin Reconciliation on page 9), the current year nonoperating expense related to the France tax settlement and the prior year impact of a change in the U.K. statutory income tax rate, the effective income tax rate for the years ended 2022 and 2021 was 20.1% and 21.1%, respectively.

Cash Flows

The Company has a long history of generating significant cash from operations and has substantial credit capacity to fund operating and discretionary spending such as capital expenditures, debt repayments, dividends and share repurchases.

Cash provided by operations totaled $7.4 billion in 2022, a decrease of $1.7 billion or 19%. Free cash flow was $5.5 billion in 2022, a decrease of $1.6 billion or 23%. The Company's free cash flow conversion rate was 89% in 2022 and 94% in 2021. Cash provided by operations decreased in 2022 compared to 2021 primarily due to the settlement of a tax audit in France, changes in working capital, and the negative impact of foreign currency rates on operating results.

Cash used for investing activities totaled $2.7 billion in 2022, an increase of $512 million compared with 2021. The increase was primarily due to higher purchases of restaurant businesses, partly offset by proceeds from the sale of Dynamic Yield in 2022 and proceeds from the sale of McDonald's Japan stock in 2021.

Cash used for financing activities totaled $6.6 billion in 2022, an increase of $1.0 billion compared with 2021. The increase was primarily due to increased treasury stock purchases, partly offset by increased net debt issuances.

The Company's cash and equivalents balance was $2.6 billion and $4.7 billion at year end 2022 and 2021, respectively. In addition to cash and equivalents on hand and cash provided by operations, the Company can meet short-term funding needs through its continued access to commercial paper borrowings and line of credit agreements.

Outlook

Based on current conditions, the following is provided to assist in forecasting the Company's future results for 2023.

- The Company expects net restaurant unit expansion will contribute nearly 1.5% to 2023 Systemwide sales growth, in constant currencies.

- The Company expects full year 2023 selling, general and administrative expenses of about 2.2% to 2.3% of Systemwide sales.

- The Company expects 2023 operating margin percent to be about 45%.

- Based on current interest and foreign currency exchange rates, the Company expects interest expense for the full year 2023 to increase between 10% and 12%, driven primarily by higher average interest rates.

- The Company expects the effective income tax rate for the full year 2023 to be in the 20% to 22% range. Some volatility may result in a quarterly tax rate outside of the annual range.

- The Company expects 2023 capital expenditures to be between $2.2 and $2.4 billion, about half of which will be directed towards new restaurant unit expansion across the U.S. and International Operated Markets. Globally, the Company expects to open about 1,900 restaurants. The Company will open more than 400 restaurants in the U.S. and International Operated Markets segments, and developmental licensees and affiliates will contribute capital towards about 1,500 restaurant openings in their respective markets. The Company expects about 1,500 net restaurant additions in 2023.

- The Company expects to achieve a free cash flow conversion rate greater than 90%.

Restaurant Information

SYSTEMWIDE RESTAURANTS

At December 31,	2022	2021	Inc/ (Dec)
U.S.	13,444	13,438	6
International Operated Markets			
France	1,536	1,517	19
Canada	1,462	1,452	10
Germany	1,425	1,432	(7)
United Kingdom	1,397	1,367	30
Australia	1,028	1,023	5
Russia	—	847	(847)
Italy	669	634	35
Spain	580	557	23
Other	2,006	1,956	50
Total International Operated Markets	10,103	10,785	(682)
International Developmental Licensed Markets & Corporate			
China	4,978	4,395	583
Japan	2,968	2,941	27
Brazil	1,084	1,052	32
Philippines	705	671	34
South Korea	399	403	(4)
Other	6,594	6,346	248
Total International Developmental Licensed Markets & Corporate	16,728	15,808	920
Systemwide restaurants	40,275	40,031	244
Countries	115	119	(4)

SYSTEMWIDE RESTAURANTS BY TYPE

At December 31,	2022	2021	Inc/ (Dec)
U.S.			
Conventional franchised	12,751	12,775	(24)
Company-operated	693	663	30
Total U.S.	13,444	13,438	6
International Operated Markets			
Conventional franchised	8,846	8,739	107
Developmental licensed	160	281	(121)
Total Franchised	9,006	9,020	(14)
Company-operated	1,097	1,765	(668)
Total International Operated Markets	10,103	10,785	(682)
International Developmental Licensed Markets & Corporate			
Conventional franchised	123	93	30
Developmental licensed	8,069	7,632	437
Foreign affiliated	8,220	7,775	445
Total Franchised	16,412	15,500	912
Company-operated	316	308	8
Total International Developmental Licensed Markets & Corporate	16,728	15,808	920
Systemwide			
Conventional franchised	21,720	21,607	113
Developmental licensed	8,229	7,913	316
Foreign affiliated	8,220	7,775	445
Total Franchised	38,169	37,295	874
Company-operated	2,106	2,736	(630)
Total Systemwide	40,275	40,031	244

Cautionary Statement Regarding Forward-Looking Statements

The information in this report contains forward-looking statements about future events and circumstances and their effects upon revenues, expenses and business opportunities. Generally speaking, any statement in this report not based upon historical fact is a forward-looking statement. Forward-looking statements can also be identified by the use of forward-looking or conditional words, such as "could," "should," "can," "continue," "estimate," "forecast," "intend," "look," "may," "will," "expect," "believe," "anticipate," "plan," "remain," "confident" and "commit" or similar expressions. In particular, statements regarding our plans, strategies, prospects and expectations regarding our business and industry are forward-looking statements. They reflect our expectations, are not guarantees of performance and speak only as of the dates the statements are made. Except as required by law, we do not undertake to update such forward-looking statements. You should not rely unduly on forward-looking statements.

Risk Factors

Our business results are subject to a variety of risks, including those that are described below and elsewhere in our filings with the Securities and Exchange Commission. The risks described below are not the only risks we face. Additional risks not currently known to us or that we currently deem to be immaterial may also significantly adversely affect our business. If any of these risks were to materialize or intensify, our expectations (or the underlying assumptions) may change and our performance may be adversely affected.

STRATEGY AND BRAND

If we do not successfully evolve and execute against our business strategies, we may not be able to drive business growth.

To drive Systemwide sales, operating income and free cash flow growth, our business strategies must be effective in maintaining and strengthening customer appeal and capturing additional market share. Whether these strategies are successful depends mainly on our System's continued ability to:

- capitalize on our global scale, iconic brand and local market presence to build upon our historic strengths and competitive advantages, including by maximizing our marketing, committing to our core menu items, and doubling down on digital, delivery, drive thru and restaurant development;

- innovate and differentiate the McDonald's experience, including by preparing and serving our food in a way that balances value and convenience to our customers with profitability;

- build upon our investments to transform and enhance the customer experience;

- run great restaurants by driving efficiencies and expanding capacities while continuing to prioritize health and safety;

- accelerate our existing strategies, including through growth opportunities ; and

- evolve and adjust our strategies in response to, among other things, changing consumer behavior, and other events impacting our results of operations and liquidity.

If we are delayed or unsuccessful in evolving or executing against our strategies, or if our strategies do not yield the desired results, our business, financial condition and results of operations may suffer.

Failure to preserve the value and relevance of our brand could have an adverse impact on our financial results.

To continue to be successful in the future, we believe we must preserve, enhance and leverage the value and relevance of our brand, including our corporate purpose, mission and values. Brand value is based in part on consumer perceptions, which are affected by a variety of factors, including the nutritional content and preparation of our food, the ingredients we use, the manner in which we source commodities and general business practices across the System, including the people practices at McDonald's restaurants. Consumer acceptance of our offerings is subject to change for a variety of reasons, and some changes can occur rapidly. For example, nutritional, health, environmental and other scientific studies and conclusions, which continuously evolve and may have contradictory implications, drive popular opinion, litigation and regulation (including initiatives intended to drive consumer behavior) in ways that affect the "informal eating out" ("IEO") segment or perceptions of our brand, generally or relative to available alternatives. Our business could also be impacted by business incidents or practices, whether actual or perceived, particularly if they receive considerable publicity or result in litigation, as well as by our position or perceived lack of position on environmental, social responsibility, public policy, geopolitical and similar matters. Consumer perceptions may also be affected by adverse commentary from third parties, including through social media or conventional media outlets, regarding the quick-service category of the IEO segment or our brand, culture, operations, suppliers or franchisees. If we are unsuccessful in addressing adverse commentary or perceptions, whether or not accurate, our brand and financial results may suffer.

If we do not anticipate and address industry trends and evolving consumer preferences and effectively execute our pricing, promotional and marketing plans, our business could suffer.

Our continued success depends on our System's ability to build upon our historic strengths and competitive advantages. In order to do so, we need to anticipate and respond effectively to continuously shifting consumer demographics and industry trends in food sourcing, food preparation, food offerings, and consumer behavior and preferences, including with respect to the use of digital channels and environmental and social responsibility matters. If we are not able to predict, or quickly and effectively respond to, these changes, or if our competitors are able to do so more effectively, our financial results could be adversely impacted.

Our ability to build upon our strengths and advantages also depends on the impact of pricing, promotional and marketing plans across the System, and the ability to adjust these plans to respond quickly and effectively to evolving customer behavior and preferences, as well as shifting economic and competitive conditions. Existing or future pricing strategies and marketing plans, as well as the value proposition they represent, are expected to continue to be important components of our business strategy. However, they may not be successful, or may not be as successful as the efforts of our competitors, which could negatively impact sales, guest counts and market share.

Additionally, we operate in a complex and costly advertising environment. Our marketing and advertising programs may not be successful in reaching consumers in the way we intend. Our success depends in part on whether the allocation of our advertising and marketing resources across different channels, including digital, allows us to reach consumers effectively, efficiently and in ways that are meaningful to them. If our advertising and marketing programs are not successful, or are not as successful as those of our competitors, our sales, guest counts and market share could decrease.

Our investments to enhance the customer experience, including through technology, may not generate the expected results.

Our long-term business objectives depend on the successful Systemwide execution of our strategies. We continue to build upon our investments in restaurant development, technology, digital engagement and delivery in order to transform and enhance the customer experience. As part of these investments, we are continuing to place emphasis on improving our service model and strengthening relationships with customers, in part through digital channels and loyalty initiatives, mobile ordering and payment systems, and enhancing our drive thru technologies, which efforts may not generate expected results. We also continue to expand and refine our delivery initiatives, including through integrating delivery and mobile ordering. Utilizing a third-party delivery service may not have the same level of profitability as a non-delivery transaction, and may introduce additional food quality, food safety and customer satisfaction risks. If these customer experience initiatives are not successfully executed, or if we do not fully realize the intended benefits of these significant investments, our business results may suffer.

We face intense competition in our markets, which could hurt our business.

We compete primarily in the IEO segment, which is highly competitive. We also face sustained, intense competition from traditional, fast casual and other competitors, which may include many non-traditional market participants such as convenience stores, grocery stores, coffee shops and online retailers. We expect our environment to continue to be highly competitive, and our results in any particular reporting period may be impacted by a contracting IEO segment or by new or continuing actions, product offerings or consolidation of our competitors and third-party partners, which may have a short- or long-term impact on our results.

We compete primarily on the basis of product choice, quality, affordability, service and location. In particular, we believe our ability to compete successfully in the current market environment depends on our ability to improve existing products, successfully develop and introduce new products, price our products appropriately, deliver a relevant customer experience, manage the complexity of our restaurant operations, manage our investments in technology, restaurant modernization, digital engagement and delivery, and respond effectively to our competitors' actions or offerings or to unforeseen disruptive actions. There can be no assurance these strategies will be effective, and some strategies may be effective at improving some metrics while adversely affecting others, which could have the overall effect of harming our business.

We may not be able to adequately protect our intellectual property or adequately ensure that we are not infringing the intellectual property of others, which could harm the value of the McDonald's brand and our business.

Our success depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products in both domestic and international markets. We rely on a combination of trademarks, copyrights, service marks, trade secrets, patents and other intellectual property rights to protect our brand and branded products.

We have registered certain trademarks and have other trademark registrations pending in the U.S. and certain foreign jurisdictions. The trademarks that we currently use have not been, and may never be, registered in all of the countries outside of the U.S. in which we do business or may do business in the future. It may be costly and time consuming to protect our intellectual property, and the steps we have taken to do so in the U.S. and foreign countries may not be adequate. In addition, the steps we have taken may not adequately ensure that we do not infringe the intellectual property of others, and third parties may claim infringement by us in the future. In particular, we may be involved in intellectual property claims, including often aggressive or opportunistic attempts to enforce patents used in information technology systems, which might affect our operations and results. Any claim of infringement, whether or not it has merit, could be time consuming, result in costly litigation and harm our business.

In addition, we cannot ensure that franchisees and other third parties who hold licenses to our intellectual property will not take actions that adversely affect the value of our intellectual property.

OPERATIONS

The global scope of our business subjects us to risks that could negatively affect our business.

We encounter differing cultural, regulatory, geopolitical and economic environments within and among the more than 100 countries where McDonald's restaurants operate, and our ability to achieve our business objectives depends on the System's success in these environments. Meeting customer expectations is complicated by the risks inherent in our global operating environment, and our global success is partially dependent on our System's ability to leverage operating successes across markets and brand perceptions. Planned initiatives may not have appeal across multiple markets with McDonald's customers and could drive unanticipated changes in customer perceptions and market share.

Disruptions in operations or price volatility in a market can also result from governmental actions, such as price, foreign exchange or trade-related tariffs or controls, trade policies and regulations, sanctions and counter sanctions, government-mandated closure of our, our franchisees' or our suppliers' operations, and asset seizures. Such disruptions or volatility can also result from acts of war, terrorism or other hostilities. For example, the war between Russia and Ukraine has resulted in volatile and unpredictable conditions throughout the region, exacerbated volatile macroeconomic conditions and increased pressure on our supply chain and the availability and costs of commodities, including energy, which we expect to continue to impact our financial results. The broader impacts of the war and related sanctions, including on macroeconomic conditions, geopolitical tensions, consumer demand and the ability of us and our franchisees to operate in certain geographic areas, may also continue to have an adverse impact on our business and financial results.

While we may face challenges and uncertainties in any of the markets in which we operate, such challenges and uncertainties are often heightened in developing markets, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest. In many cases, such challenges may be exacerbated by the lack of an independent and experienced judiciary and uncertainty in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment. An inability to manage effectively the risks associated with our international operations could adversely affect our business and financial results.

Supply chain interruptions may increase costs or reduce revenues.

We depend on the effectiveness of our supply chain management to assure a reliable and sufficient supply of quality products on favorable terms. Although many of the products we sell are sourced from a wide variety of suppliers in countries around the world, certain products have limited suppliers, which may increase our reliance on those suppliers. Supply chain interruptions and related price increases have in the past and may in the future adversely affect us as well as our suppliers and franchisees, whose performance may have a significant impact on our results. Such interruptions and price increases could be caused by shortages, inflationary pressures, unexpected increases in demand, transportation-related issues, labor-related issues, technology-related issues, weather-related events, natural disasters, acts of war, terrorism or other hostilities, or other factors beyond the control of us or our suppliers or franchisees. Interruptions in our System's supply chain or ineffective contingency planning can increase our costs and/or limit the availability of products critical to our System's operations.

Our franchise business model presents a number of risks.

Our success as a heavily franchised business relies to a large degree on the financial success and cooperation of our franchisees, including our developmental licensees and affiliates. Our restaurant margins arise from two sources: fees from franchised restaurants (e.g., rent and royalties based on a percentage of sales) and, to a lesser degree, sales from Company-operated restaurants. Our franchisees and developmental licensees manage their businesses independently and therefore are responsible for the day-to-day operation of their restaurants. The revenues we realize from franchised restaurants are largely dependent on the ability of our franchisees to grow their sales. Business risks affecting our operations also affect our franchisees. If franchisee sales trends worsen, or any of such risks materialize or intensify, our financial results could be negatively affected, which may be material.

Our success also relies on the willingness and ability of our independent franchisees and affiliates to implement major initiatives, which may include financial investment, and to remain aligned with us on operating, value/promotional and capital-intensive reinvestment plans. The ability of franchisees to contribute to the achievement of our plans is dependent in large part on the availability to them of funding at reasonable interest rates and may be negatively impacted by the financial markets in general, by their or our creditworthiness or by banks' lending practices. If our franchisees are unwilling or unable to invest in major initiatives or are unable to obtain financing at commercially reasonable rates, or at all, our future growth and results of operations could be adversely affected.

Our operating performance could also be negatively affected if our franchisees experience food safety or other operational problems or project an image inconsistent with our brand and values, particularly if our contractual and other rights and remedies are limited, costly to exercise or subjected to litigation and potential delays. If franchisees do not successfully operate restaurants in a manner consistent with our required standards, our brand's image and reputation could be harmed, which in turn could hurt our business and operating results.

Our ownership mix also affects our results and financial condition. The decision to own restaurants or to operate under franchise or license agreements is driven by many factors whose interrelationship is complex. The benefits of our more heavily franchised structure depend on various factors, including whether we have effectively selected franchisees, licensees and/or affiliates that meet our rigorous standards, whether we are able to successfully integrate them into our structure and whether their performance and the resulting ownership mix supports our brand and financial objectives.

Challenges with respect to labor, including availability and cost, could impact our business and results of operations.

Our success depends in part on our System's ability to effectively attract, recruit, develop, motivate and retain qualified individuals to work in McDonald's restaurants and to maintain appropriately-staffed restaurants in an intensely competitive labor market. We and our franchisees have experienced and may continue to experience challenges in adequately staffing certain McDonald's restaurants, which can negatively impact operations, including speed of service to customers, and customer satisfaction levels. The System's ability to meet its labor needs is generally subject to external factors, including the availability of sufficient workforce, unemployment levels and prevailing wages in the markets in which we operate.

Further, our System has experienced increased costs and competition associated with attracting, recruiting, developing, motivating and retaining qualified employees, as well as with promoting awareness of the opportunities of working at McDonald's restaurants. We and our franchisees also continue to be impacted by increasingly complex U.S. and international laws and regulations affecting our respective workforces. These laws and regulations are increasingly focused on, and in certain cases impose requirements with respect to, employment matters such as wages and hours, healthcare, immigration, retirement and other employee benefits and workplace practices. Such laws and regulations can expose us and our franchisees to increased costs and other effects of compliance, including potential liability, and all such labor and compliance costs could have a negative impact on our Company-operated margins and franchisee profitability.

Our potential exposure to reputational and other harm regarding our workplace practices or conditions or those of our independent franchisees or suppliers, including those giving rise to claims of harassment or discrimination (or perceptions thereof) or workplace safety, could have a negative impact on consumer perceptions of us and our business. Additionally, economic action, such as boycotts, protests, work stoppages or campaigns by labor organizations, could adversely affect us (including our ability to attract, recruit, develop, motivate and retain talent) or our franchisees and suppliers, whose performance may have a significant impact on our results.

Effective succession planning is important to our continued success.

Effective succession planning for management is important to our long-term success. Failure to effectively attract, recruit, develop, motivate and retain qualified key personnel, or to execute smooth personnel transitions, could disrupt our business and adversely affect our results.

Food safety concerns may have an adverse effect on our business.

Our ability to increase sales and profits depends on our System's ability to meet expectations for safe food and on our ability to manage the potential impact on McDonald's of food-borne illnesses and food or product safety issues that may arise in the future, including in the supply chain, restaurants or delivery. Food safety is a top priority, and we dedicate substantial resources aimed at ensuring that our customers enjoy safe food products, including as our menu and service model evolve. However, food safety events, including instances of food-borne illness, occur within the food industry and our System from time to time and could occur in the future. Instances of food tampering, food contamination or food-borne illness, whether actual or perceived, could adversely affect our brand, reputation and financial results.

If we do not effectively manage our real estate portfolio, our operating results may be negatively impacted.

We have significant real estate operations, primarily in connection with our restaurant business. We generally own or secure a long-term lease on the land and building for conventional franchised and Company-operated restaurant sites. We seek to identify and develop restaurant locations that offer convenience to customers and long-term sales and profit potential. As we generally secure long-term real estate interests for our restaurants, we have limited flexibility to quickly alter our real estate portfolio. The competitive business landscape continues to evolve in light of changing business trends, consumer preferences, trade area demographics, consumer use of digital, delivery and drive thru, local competitive positions and other economic factors. If our restaurants are not located in desirable locations, or if we do not evolve in response to these factors, it could adversely affect Systemwide sales and profitability.

Our real estate values and the costs associated with our real estate operations are also impacted by a variety of other factors, including governmental regulations, insurance, zoning, tax and eminent domain laws, interest rate levels, the cost of financing, natural disasters, acts of war, terrorism or other hostilities, or other factors beyond our control. A significant change in real estate values, or an increase in costs as a result of any of these factors, could adversely affect our operating results.

Information technology system failures or interruptions, or breaches of network security, may impact our operations or cause reputational harm.

We are increasingly reliant upon technology systems, such as point-of-sale, that support our business operations, including our digital and delivery solutions, and technologies that facilitate communication and collaboration with affiliated entities, customers, employees, franchisees, suppliers, service providers or other independent third parties to conduct our business, whether developed and maintained by us or provided by third parties. Any failure or interruption of these systems could significantly impact our or our franchisees' operations, or our customers' experiences and perceptions.

Security incidents or breaches have from time to time occurred and may in the future occur involving our systems, the systems of the parties with whom we communicate or collaborate (including franchisees) or the systems of third-party providers. These may include such things as unauthorized access, phishing attacks, account takeovers, denial of service, computer viruses, introduction of malware or ransomware and other disruptive problems caused by hackers. Certain of these technology systems contain personal, financial and other

information of our customers, employees, franchisees and their employees, suppliers and other third parties, as well as financial, proprietary and other confidential information related to our business. Despite response procedures and measures in place in the event of an incident, a security breach could result in disruptions, shutdowns, or the theft or unauthorized disclosure of such information. The actual or alleged occurrence of any of these incidents could result in mitigation costs, reputational damage, adverse publicity, loss of consumer confidence, reduced sales and profits, complications in executing our growth initiatives and regulatory and legal risk, including criminal penalties or civil liabilities.

Despite the implementation of business continuity measures, any of these technology systems could become vulnerable to damage, disability or failures due to fire, power loss, telecommunications failure or other catastrophic events. Certain technology systems may also become vulnerable, unreliable or inefficient in cases where technology vendors limit or terminate product support and maintenance. Our increasing reliance on third-party systems also subjects us to risks faced by those third-party businesses, including operational, security and credit risks. If technology systems were to fail or otherwise be unavailable, or if business continuity or disaster recovery plans were not effective, and we were unable to recover in a timely manner, we could experience an interruption in our or our franchisees' operations.

LEGAL AND REGULATORY

Increasing regulatory and legal complexity may adversely affect our business and financial results.

Our regulatory and legal environment worldwide exposes us to complex compliance, litigation and similar risks that could affect our operations and results in material ways. Many of our markets are subject to increasing, conflicting and highly prescriptive regulations involving, among other matters, restaurant operations, product packaging, marketing, the nutritional and allergen content and safety of our food and other products, labeling and other disclosure practices. Compliance efforts with those regulations may be affected by ordinary variations in food preparation among our own restaurants and the need to rely on the accuracy and completeness of information from third-party suppliers. We also are subject to increasing public focus, including by governmental and non-governmental organizations, on environmental, social responsibility and corporate governance ("ESG") matters. Our success depends in part on our ability to manage the impact of regulations and other initiatives that can affect our business plans and operations, which have increased and may continue to increase our costs of doing business and exposure to litigation, governmental investigations or other proceedings.

We are also subject to legal proceedings that may adversely affect our business, including, but not limited to, class actions, administrative proceedings, government investigations and proceedings, shareholder proceedings, employment and personal injury claims, landlord/tenant disputes, supplier-related disputes, and claims by current or former franchisees. Regardless of whether claims against us are valid or whether we are found to be liable, claims may be expensive to defend and may divert management's attention away from operations.

Litigation and regulatory action concerning our relationship with franchisees and the legal distinction between our franchisees and us for employment law or other purposes, if determined adversely, could increase costs, negatively impact our business operations and the business prospects of our franchisees and subject us to incremental liability for their actions. Similarly, although our commercial relationships with our suppliers remain independent, there may be attempts to challenge that independence, which, if determined adversely, could also increase costs, negatively impact the business prospects of our suppliers, and subject us to incremental liability for their actions.

Our results could also be affected by the following:

- the relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings;
- the cost and other effects of settlements, judgments or consent decrees, which may require us to make disclosures or take other actions that may affect perceptions of our brand and products; and
- adverse results of pending or future litigation, including litigation challenging the composition and preparation of our products, or the appropriateness or accuracy of our marketing or other communication practices.

A judgment significantly in excess of any applicable insurance coverage or third-party indemnity could materially adversely affect our financial condition or results of operations. Further, adverse publicity resulting from claims may hurt our business. If we are unable to effectively manage the risks associated with our complex regulatory and legal environment, it could have a material adverse effect on our business and financial condition.

Changes in tax laws and unanticipated tax liabilities could adversely affect the taxes we pay and our profitability.

We are subject to income and other taxes in the U.S. and foreign jurisdictions, and our operations, plans and results are affected by tax and other initiatives around the world. In particular, we are affected by the impact of changes to tax laws or policy or related authoritative interpretations. We are also impacted by settlements of pending or any future adjustments proposed by taxing and governmental authorities inside and outside of the U.S. in connection with our tax audits, all of which will depend on their timing, nature and scope. Any significant increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters could have a material adverse impact on our financial results.

Changes in accounting standards or the recognition of impairment or other charges may adversely affect our future operations and results.

New accounting standards or changes in financial reporting requirements, accounting principles or practices, including with respect to our critical accounting estimates, could adversely affect our future results. We may also be affected by the nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment or other charges that reduce our earnings.

In assessing the recoverability of our long-lived assets, we consider changes in economic conditions and make assumptions regarding estimated future cash flows and other factors. These estimates are highly subjective and can be significantly impacted by many factors such as global and local business and economic conditions, operating costs, inflation, interest rate levels, competition, consumer and demographic trends and our restructuring activities. If our estimates or underlying assumptions change in the future, we may be required to record impairment charges. Any such changes could have a significant adverse effect on our reported results for the affected periods.

If we fail to comply with privacy and data protection laws, we could be subject to legal proceedings and penalties, which could negatively affect our financial results or brand perceptions.

We are subject to legal and compliance risks and associated liability related to privacy and data protection requirements, including those associated with our technology-related services and platforms made available to business partners, customers, employees, franchisees or other third parties. An increasing number of jurisdictions have enacted new privacy and data protection requirements (including the European Union's General Data Protection Regulation and various U.S. state-level laws), and further requirements are likely to be proposed or enacted in the future. Failure to comply with these privacy and data protection laws could result in legal proceedings and substantial penalties and materially adversely impact our financial results or brand perceptions.

MACROECONOMIC AND MARKET CONDITIONS

Unfavorable general economic conditions could adversely affect our business and financial results.

Our results of operations are substantially affected by economic conditions, including inflationary pressures, which can vary significantly by market and can impact consumer disposable income levels and spending habits. Economic conditions can also be impacted by a variety of factors, including hostilities, epidemics, pandemics and actions taken by governments to manage national and international economic matters, whether through austerity, stimulus measures or trade measures, and initiatives intended to control wages, unemployment, credit availability, inflation, taxation and other economic drivers. Sustained adverse economic conditions or periodic adverse changes in economic conditions put pressure on our operating performance and business continuity disruption planning, and our business and financial results may suffer as a result.

Our results of operations are also affected by fluctuations in currency exchange rates, and unfavorable currency fluctuations could adversely affect reported earnings.

Health epidemics or pandemics could adversely affect our business and financial results.

Health epidemics or pandemics – such as the global outbreak of COVID-19 in early 2020 – have in the past and may in the future impact macroeconomic conditions, consumer behavior, labor availability and supply chain management, as well as local operations in impacted markets, all of which can adversely affect our business, financial results and outlook. Governmental responses to health epidemics or pandemics, including operational restrictions, can also affect the foregoing items and adversely affect our business and financial results. The duration and scope of a health epidemic or pandemic can be difficult to predict and depends on many factors, including the emergence of new variants and the availability, acceptance and effectiveness of preventative measures. A health epidemic or pandemic may also heighten other risks disclosed in these Risk Factors, including, but not limited to, those related to the availability and costs of labor and commodities, supply chain interruptions, consumer behavior, and consumer perceptions of our brand and industry.

Changes in commodity and other operating costs could adversely affect our results of operations.

The profitability of our Company-operated restaurants depends in part on our ability to anticipate and react to changes in commodity costs, including food, paper, supplies, fuel, utilities, distribution and other operating costs, including labor. Volatility in certain commodity prices and fluctuations in labor costs have adversely affected and in the future could adversely affect our operating results by impacting restaurant profitability. The commodity markets for some of the ingredients we use, such as beef, chicken and pork, are particularly volatile due to factors such as seasonal shifts, climate conditions, industry demand and other macroeconomic conditions, international commodity markets, food safety concerns, product recalls, government regulation, and acts of war, terrorism or other hostilities, all of which are beyond our control and, in many instances, unpredictable. Our System can only partially address future price risk through hedging and other activities, and therefore increases in commodity costs could have an adverse impact on our profitability.

A decrease in our credit ratings or an increase in our funding costs could adversely affect our profitability.

Our credit ratings may be negatively affected by our results of operations or changes in our debt levels. As a result, our interest expense, the availability of acceptable counterparties, our ability to obtain funding on favorable terms, our collateral requirements and our operating or financial flexibility could all be negatively affected, especially if lenders were to impose new operating or financial covenants.

Our operations may also be impacted by regulations affecting capital flows, financial markets or financial institutions, which can limit our ability to manage and deploy our liquidity or increase our funding costs. Any such events could have a material adverse effect on our business and financial condition.

The trading volatility and price of our common stock may be adversely affected by many factors.

Many factors affect the trading volatility and price of our common stock in addition to our operating results and prospects. These factors, many of which are beyond our control, include the following:

- the unpredictable nature of global economic and market conditions;
- governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, particularly in the U.S., which is the principal trading market for our common stock, and media reports and commentary about economic, trade or other matters, even when the matter in question does not directly relate to our business;
- trading activity in our common stock, in derivative instruments with respect to our common stock or in our debt securities, which can be affected by: market commentary (including commentary that may be unreliable or incomplete); unauthorized disclosures about our performance, plans or expectations about our business; our actual performance and creditworthiness; investor confidence, driven in part by expectations about our performance; actions by shareholders and others seeking to influence our business strategies; portfolio transactions in our common stock by significant shareholders; and trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average;
- the impact of our stock repurchase program or dividend rate; and
- the impact of corporate actions, including changes to our corporate structure, and market and third-party perceptions and assessments of such actions, including those we may take from time to time as we implement our business strategies in light of changing business, legal and tax considerations.

Our business is subject to an increasing focus on ESG matters.

In recent years, there has been an increasing focus by stakeholders – including employees, franchisees, customers, suppliers, governmental and non-governmental organizations and investors – on ESG matters. A failure, whether real or perceived, to address ESG matters or to achieve progress on our ESG initiatives on the anticipated timing or at all, could adversely affect our business, including by heightening other risks disclosed in these Risk Factors, such as those related to consumer behavior, consumer perceptions of our brand, labor availability and costs, supply chain interruptions, commodity costs, and legal and regulatory complexity. Conversely, our taking a position, whether real or perceived, on ESG, public policy, geopolitical and similar matters could also adversely impact our business.

The standards we set for ourselves regarding ESG matters, and our ability to meet such standards, may also impact our business. For example, we are working to manage risks and costs to our System related to climate change, greenhouse gases, and diminishing energy and water resources, and we have announced initiatives relating to, among other things, climate action, sustainability, responsible sourcing and increasing diverse representation across our System. We have faced increased scrutiny related to reporting on and achieving these initiatives, as well as continued public focus on similar matters, such as packaging and waste, animal health and welfare, deforestation and land use. We have also experienced increased pressure from stakeholders to provide expanded disclosure and establish additional commitments, targets or goals, and take actions to meet them, which could expose us to additional market, operational, execution and reputational costs and risks. Moreover, addressing ESG matters requires Systemwide coordination and alignment, and the standards by which certain ESG matters are measured are evolving and subject to assumptions that could change over time.

Events such as severe weather conditions, natural disasters, hostilities, social unrest and climate change, among others, can adversely affect our results and prospects.

Severe weather conditions, natural disasters, acts of war, terrorism or other hostilities, social unrest or climate change (or expectations about them) can adversely affect consumer behavior and confidence levels, supply availability and costs and local operations in impacted markets, all of which can affect our results and prospects. Climate change may also increase the frequency and severity of weather-related events and natural disasters. Our receipt of proceeds under any insurance we maintain with respect to some of these risks may be delayed or the proceeds may be insufficient to cover our losses fully.